Exhibit 21
GUARANTY FINANCIAL GROUP INC.
SUBSIDIARIES
All Subsidiaries are wholly-owned unless noted otherwise.

Jurisdiction of
Subsidiary Name	Incorporation
Guaranty Financial Group Inc.	Delaware
Guaranty Group Ventures Inc.	Delaware
Guaranty Holdings Inc. l	Delaware
Guaranty Bank	Federal
Guaranty Plus Holding Company	Nevada
Guaranty Plus Properties Inc. — l	Delaware
Guaranty Insurance Services, Inc.	Texas
Premium Acceptance Corporation	Texas
Guaranty California Insurance Services Inc.	California
RWHC, Inc.	Nevada
TMF Holding Inc.	Delaware
Texas Mezzanine Fund, Inc.	Texas
Guaranty Business Credit Corporation	Delaware
American Finance Group, Inc.	Delaware
Guaranty Group Capital Inc.	Delaware